UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE FY2018 FINANCIAL RESULTS

Consolidated revenue – 312.6 bln rubles (+5% compared to FY2017)

EBITDA1 – 75.7 bln rubles (-7% compared to FY2017)

Profit attributable to equity shareholders of Mechel PAO – 12.6 bln rubles

Moscow, Russia – March 21, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the FY 2018.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The Group finished the year 2018 with a year-on-year 5% increase in revenue and 9% increase in profit attributable to equity shareholders of Mechel PAO. EBITDA went down by 7% year-on-year.

“The revenue growth was due to positive price dynamics in steel and steelmaking commodity markets.  EBITDA went down year-on-year because of a decline in the mining division’s product sale volumes due to railcar shortages in the second half of 2018 and the corresponding shift in the division’s focus to overcome the underrun of resource preparation for future mining. This decision enabled us to decrease accumulated product stocks and increase stripping works, which will have positive effect in the future. The negative impact of the decline in shipment volumes was partly made up by the favorable market situation, which enabled us to sell metallurgical coal at average prices exceeding levels of 2017.

“I would like to note another important event — by early 2019 we successfully refinanced our one-billion-dollar syndicated loan, which yielded extra finance income to the Group. Also, in 2018 our lenders wrote off 17.5 billion rubles in fines and penalties, which reduced our debt and had a positive impact on our profit for this period, which grew year-on-year even as we take into account the major negative effect from the ruble’s depreciation.”

Consolidated Results For The Full Year 2018

Mln rubles	FY 2018	FY 2017%		4Q’ 18	3Q’ 18%
Revenue from contracts with external customers	312,574	299,113	5%	75,571	79,965	-5%
Operating profit	49,780	57,167	-13%	1,978	15,161	-87%
EBITDA	75,667	81,106	-7%	15,021	19,206	-22%
EBITDA, margin	24%	27%		20%	24%
Profit attributable to equity shareholders of Mechel PAO	12,628	11,557	9%	1,631	6,304	-74%

Mechel PAO’s Chief Financial Officer Nelli Galeeva commented:

“Consolidated EBITDA in 2018 amounted to 75.7 billion rubles, which is 7% less than in 2017. Profit attributable to equity shareholders of Mechel PAO grew by 9% year-on-year, due to increase in revenue as well as finance income from the write-off of fines and penalties, which resulted from our fulfilling the conditions of our debt’s restructuring by Russian state-owned banks, and which totaled 17.5 billion rubles, as well as 13 billion rubles from restructuring the pre-export syndicated loan.

“Our finance expenses went down by 5.6 billion rubles, or 12%, year-on-year due to decrease of the Bank of Russia key interest rate as well as the Group’s efforts to restructure debt and decrease debt costs. In 2018, our operating cash flow went up by 4.8 billion rubles to reach 68.1 billion, which is sufficient to ensure the Group’s key operational needs and fulfilling our loan obligations in full.

“In mining segment, revenue from sales to third parties in 2018 amounted to 96.9 billion rubles, which is 3% less than in 2017 (100.1 billion rubles). This effect is due to the decrease in coal product sale volumes that was partially made up for by the growth of both global and domestic prices. The division’s operating profit’s decline by 32% and EBITDA’s 26% decrease year-on-year was largely due to the slump in sales volume while production costs went up as we significantly increased stripping volumes necessary to restore and step up production.

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

“The favorable global trend of growing prices for our steel segment’s products continued its positive impact on the division’s results. This trend led to a 9% increase in revenue from third-party sales in this reporting period. In 2018 the segment profit attributable to equity shareholders of Mechel PAO amounted to 693 million rubles, as compared to 2017 recorded loss of 4.5 billion rubles.”

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“In the past year, the division focused on overcome the underrun of resource preparation for mining in order to restore our production and sales volumes. Stripping works on all the Group’s coal-mining assets went up by 25% year-on-year and more than by one and a half at Korshunov Mining Plant. We achieved this due to the technical upgrade program as well as bringing in contractors.

“Several of the division’s assets corrected their plans and decreased mining in late 2018 and early 2019 due to massive accumulated undistributed stock as a consequence of limitations in railcars supply. On one hand, it led to a decline in mining, but on the other enabled us to unload storages and optimize production and equipment repair costs, which are traditionally high in winter due to extremely low temperatures.

“This year the division’s assets will continue to renew their mining fleet. The contractors we have brought in to work at our assets also increase the number of machines involved in mining works. Considering the major work we have done last year to prepare reserves for mining, we expect our output to grow this year. The persistently high prices on the mining division’s products will also help us improve our financial results.”

Mln rubles	FY 2018	FY 2017%		4Q’ 18	3Q’ 18%
Revenue from contracts with external customers	96,882	100,129	-3%	23,566	24,916	-5%
Revenue inter-segment	37,549	42,286	-11%	9,089	9,415	-3%
EBITDA	45,516	61,425	-26%	8,934	11,691	-24%
EBITDA, margin	34%	43%		27%	34%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“In 2018, market situation helped us significantly improve the division’s financial results as compared to 2017. At the same time, in this reporting period there were factors that capped the dynamics of our results. Last year’s extensive repair program led to a compelled decline in steel product sales. Still, we redirected output to favor more high value-added products.

“This year, planned repairs and overhauls at the division’s facilities will continue. Also, we are launching new production lines and upgrading current ones which will enable us to expand our product range. Beloretsk Metallurgical Plant continues to master production of new types of multi-strand wire ropes, including polymer-coated ones. Izhstal is expanding the range of its circular-section long products, increasing production of hot-rolled steel with surface finishing, as well as working on a new assortment of low-tonnage castings. Chelyabinsk Metallurgical Plant is planning to upgrade its rolling mills to produce heat-hardened rebar, and to launch a series of measures to improve the plant’s ecological safety.”

Mln rubles	FY 2018	FY 2017%		4Q’ 18	3Q’ 18%
Revenue from contracts with external customers	187,918	172,760	9%	44,076	49,460	-11%
Revenue inter-segment	5,865	7,622	-23%	1,654	1,256	32%
EBITDA	27,990	18,817	49%	6,030	7,476	-19%
EBITDA, margin	14%	10%		13%	15%

Power Segment

Mechel Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“The six-percent growth in the division’s sales revenue year-on-year was due to an increase in electricity sales on both the wholesale and retail markets. The growth of prices on the capacity market also had a positive impact on our revenue. At the same time, the scaling up in expenses on materials and higher transmission costs led to an increase in production costs which reflected in the decline of EBITDA and EBITDA margin year-on-year.”

Mln rubles	FY 2018	FY 2017%		4Q’ 18	3Q’ 18%
Revenue from contracts with external customers	27,774	26,224	6%	7,929	5,589	42%
Revenue inter-segment	15,471	16,338	-5%	4,298	3,552	21%
EBITDA	1,546	2,308	-33%	166	180	-8%
EBITDA, margin	4%	5%		1%	2%

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the FY 2018 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	31.12.2018	31.12.2017
Loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	402,417	380,541
Interest payable	7,749	20,420
Non-current loans and borrowings	6,538	17,360
Other non-current financial liabilities	44,510	40,916
Other current financial liabilities	-	734
less Cash and cash equivalents	(1,803)	(2,452)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	459,411	457,519

Current finance lease liabilities	5,880	7,476
Non-current finance lease liabilities	2,413	1,878
Net debt, excluding fines and penalties on overdue amounts	467,704	466,873

EBITDA can be reconciled to our consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	12m 2018	12m 2017	12m 2018	12m 2017	12m 2018	12m 2017	12m 2018	12m 2017
Profit (loss) attributable to equity shareholders of Mechel PAO	12,628	11,557	11,304	16,801	693	(4,533)	(2,631)	39
Add:
Depreciation and amortisation	13,859	14,227	7,621	7,979	5,738	5,800	500	448
Foreign exchange loss (gain), net	25,775	(4,237)	10,771	(4,379)	14,969	144	37	(2)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	42,052	47,610	29,153	34,546	13,825	14,136	581	880
Finance income	(34,056)	(633)	(24,458)	(1,810)	(9,874)	(717)	(1,231)	(57)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	10,146	7,334	4,796	4,443	1,846	2,406	3,504	486
Net result on the disposal of subsidiaries	(3)	(470)	(3)	(470)	-	-	-	-
Profit attributable to non-controlling interests	908	1,013	183	407	637	417	87	189
Income tax expense (benefit)	2,681	3,150	5,940	3,410	(531)	203	(83)	229
Effect of pension obligations	548	(33)	515	(58)	30	22	4	3
Other fines and penalties	1,554	2,551	(15)	941	788	1,512	781	98
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(425)	(963)	(291)	(385)	(131)	(573)	(3)	(5)
EBITDA	75,667	81,106	45,516	61,425	27,990	18,817	1,546	2,308
EBITDA, margin	24%	27%	34%	43%	14%	10%	4%	5%

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	4q 2018	3q 2018	4q 2018	3q 2018	4q 2018	3q 2018	4q 2018	3q 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	1,631	6,304	918	9,102	75	(1,055)	(2,996)	(278)
Add:
Depreciation and amortisation	3,700	3,168	1,919	1,786	1,651	1,262	130	120
Foreign exchange loss (gain), net	7,171	7,024	(696)	3,675	7,845	3,353	23	(4)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	10,323	10,284	6,447	6,839	4,093	3,695	169	131
Finance income	(13,495)	(12,698)	(5,368)	(12,920)	(8,065)	(148)	(448)	(12)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	7,889	721	3,929	391	1,192	142	2,768	188
Net result on the disposal of subsidiaries	(3)	310	-	-	(3)	310	-	-
Profit (loss) attributable to non-controlling interests	(25)	346	(42)	140	53	193	(37)	13
Income tax (benefit) expense	(3,507)	3,723	1,395	2,773	(966)	(388)	(192)	17
Effect of pension obligations	440	37	427	29	12	6	1	1
Other fines and penalties	952	293	35	114	168	173	749	5
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(55)	(306)	(30)	(238)	(25)	(67)	(1)	(1)
EBITDA	15,021	19,206	8,934	11,691	6,030	7,476	166	180
EBITDA, margin	20%	24%	27%	34%	13%	15%	1%	2%
*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers and certain other assets and liabilities are not allocated to segments as they are managed on the group basis.

Attachment B

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the year ended December 31, 2018
(All amounts are in millions of Russian rubles, unless stated otherwise)	Year ended December 31,	Year ended December 31,
	2018	2017

Revenue from contracts with customers	312,574	299,113
Cost of sales	(177,756)	(160,356)
Gross profit	134,818	138,757

Selling and distribution expenses	(54,988)	(55,686)
Loss on write-off of non-current assets	(859)	(321)
Impairment of goodwill and other non-current assets	(7,222)	(6,081)
Allowance for expected credit losses on financial assets	(940)	(332)
Taxes other than income taxes	(4,834)	(4,967)
Administrative and other operating expenses	(17,906)	(15,590)
Other operating income	1,711	1,387
Total selling, distribution and operating income and (expenses), net	(85,038)	(81,590)
Operating profit	49,780	57,167

Finance income	34,056	633
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	(42,052)	(47,610)
Foreign exchange gain (loss), net	(25,775)	4,237
Share of profit (loss) of associates, net	10	18
Other income	512	1,495
Other expenses	(314)	(220)
Total other income and (expense), net	(33,563)	(41,447)
Profit before tax	16,217	15,720

Income tax expense	(2,681)	(3,150)
Profit for the period	13,536	12,570

Attributable to:
Equity shareholders of Mechel PAO	12,628	11,557
Non-controlling interests	908	1,013

Other comprehensive income
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of income tax:	(9)	313
Exchange differences on translation of foreign operations	(9)	313
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of income tax:	487	145
Re-measurement of defined benefit plans	487	145
Other comprehensive income for the period, net of tax	478	458

Total comprehensive income (loss) for the period, net of tax	14,014	13,028

Attributable to:
Equity shareholders of Mechel PAO	13,096	12,012
Non-controlling interests	918	1,016

Earnings per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted, profit for the period attributable to common equity shareholders of Mechel PAO	30.34	27.76

CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of December 31, 2018
(All amounts are in millions of Russian rubles)
	December 31, 2018	December 31, 2017

Assets
Non-current assets
Property, plant and equipment	189,879	197,875
Mineral licenses	32,068	33,240
Goodwill and other intangible assets	16,883	19,211
Investments in associates	293	283
Deferred tax assets	5,488	96
Other non-current assets	630	758
Non-current financial assets	244	202
Total non-current assets	245,485	251,665

Current assets
Inventories	43,423	37,990
Income tax receivables	121	107
Trade and other receivables	17,612	18,762
Other current assets	8,673	7,589
Other current financial assets	508	562
Cash and cash equivalents	1,803	2,452
Total current assets	72,140	67,462

Total assets	317,625	319,127

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	24,378
Accumulated other comprehensive income	1,771	1,303
Accumulated deficit	(274,186)	(283,743)
Equity attributable to equity shareholders of Mechel PAO	(243,041)	(253,066)
Non-controlling interests	9,846	8,933
Total equity	(233,195)	(244,133)

Non-current liabilities
Loans and borrowings	6,538	17,360
Finance lease liabilities	2,413	1,878
Other non-current financial liabilities	44,510	40,916
Other non-current liabilities	120	138
Pension obligations	3,819	3,512
Provisions	3,719	3,814
Deferred tax liabilities	13,506	11,494
Total non-current liabilities	74,625	79,112

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 9,877 million and RUB 41,992 million as of December 31, 2018 and 2017, respectively	412,294	422,533
Trade and other payables	34,800	33,469
Finance lease liabilities	5,880	7,476
Income tax payable	6,425	4,578
Taxes and similar charges payable other than income tax	6,106	6,696
Advances received	5,028	4,385
Other current financial liabilities	-	734
Other current liabilities	68	69
Pension obligations	772	849

Provisions	4,822	3,359
Total current liabilities	476,195	484,148

Total liabilities	550,820	563,260
Total equity and liabilities	317,625	319,127

CONSOLIDATED STATEMENT OF CASH FLOWS for the year ended December 31, 2018
(All amounts are in millions of Russian rubles)
	Year ended December 31,	Year ended December 31,
	2018	2017

Cash flows from operating activities
Profit for the period	13,536	12,570
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation of property, plant and equipment	12,454	12,555
Amortisation of mineral licenses and other intangible assets	1,405	1,672
Foreign exchange (gain) loss, net	25,775	(4,237)
Deferred income tax (benefit) expense	(2,596)	(3,401)
Allowance for expected credit losses on financial assets	940	332
Write-off of trade and other receivables	2	109
Write-off of inventories to net realisable value	1,162	470
Revision in estimated cash flows of rehabilitation provision	(38)	-
Loss on write-off of non-current assets	859	321
Impairment of goodwill and other non-current assets	7,222	6,081
Net result from disposal of non-current assets	(128)	21
Gain on sale of investments	-	(2)
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(425)	(963)
Effect of pension obligations	548	(33)
Finance income	(34,056)	(633)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	42,052	47,610
Gain on royalty and other proceeds associated with disposal of Bluestone	(3)	(474)
Provisions for legal claims, taxes and other provisions	4,940	4,222
Other	68	281

Changes in working capital items:
Trade and other receivables	1,354	(318)
Inventories	(7,858)	(4,508)
Trade and other payables	4,150	(3,435)
Advances received	485	625
Taxes payable and other liabilities	683	(158)
Other current assets	(851)	(895)

Income tax paid	(3,562)	(4,530)

Net cash provided by operating activities	68,118	63,282

Cash flows from investing activities
Loans issued and other investments	-	(525)
Interest received	188	165
Royalty and other proceeds associated with disposal of Bluestone	3	474
Proceeds from disposal of subsidiaries, net of cash disposed	-	94
Proceeds from loans issued and other investments	9	144
Proceeds from disposals of property, plant and equipment	215	328
Purchases of property, plant and equipment	(5,472)	(6,460)
Purchases of intangible assets	(150)	(771)

Interest paid, capitalized	(440)	(587)
Net cash used in investing activities	(5,647)	(7,138)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 918 million and RUB 272 million for the periods ended December 31, 2018 and 2017, respectively	76,504	23,200
Repayment of loans and borrowings, including payments from factoring arrangement of RUB 435 million and RUB 1,123 million for the periods ended December 31, 2018 and 2017, respectively	(97,269)	(35,033)
Repayment of other current financial liabilities	(442)	-
Dividends paid to shareholders of Mechel PAO	(1,386)	(856)
Dividends paid to non-controlling interests	(8)	(122)
Interest paid, including fines and penalties	(33,308)	(31,948)
Acquisition of non-controlling interests in subsidiaries	-	(3,358)
Repayment of obligations under finance lease	(2,780)	(3,513)
Deferred payments for acquisition of assets	(629)	(455)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(3,968)	(3,652)
Net cash used in financing activities	(63,286)	(55,737)

Foreign exchange loss (gain) on cash and cash equivalents, net	63	(637)
Allowance for expected credit losses on cash and cash equivalents	(91)	-

Net decrease in cash and cash equivalents	(843)	(230)

Cash and cash equivalents at beginning of period	2,452	1,689
Cash and cash equivalents, net of overdrafts at beginning of period	1,223	1,453
Cash and cash equivalents at end of period	1,803	2,452
Cash and cash equivalents, net of overdrafts at end of period	380	1,223

There were certain reclassifications to conform with the current period presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 21, 2019